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                         October 20, 2023

       B. Sonny Bal, M.D.
       President and Chief Executive Officer
       Sintx Technologies, Inc.
       1885 West 2100 South
       Salt Lake City, Utah 84119

                                                        Re: Sintx Technologies,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 12,
2023
                                                            File No. 333-274951

       Dear B. Sonny Bal, M.D.:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at 202-551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Kevin J. Ontiveros,
Esq.